Exhibit 99.1

Notice to convene Annual General Meeting 2023

Notice is hereby given that the annual general meeting of Ascendis Pharma A/S (the “Company”) will be held on:

May 30th, 2023 at 2:00 pm CET

The annual general meeting will be held at:

Mazanti-Andersen, Amaliegade 10, DK-1256 Copenhagen K, Denmark

The agenda for the annual general meeting is as follows:

1.	Election of Chairman of the Meeting

2.	Report on the Company’s Activities during the Past Year

3.	Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

4.	Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

5.	Election of Board Members

6.	Election of State-authorized Public Auditor

7.	Any proposals from the Board of Directors and/or Shareholders

Complete Proposals

Re 1

The Board of Directors proposes that attorney-at-law Lars Lüthjohan is elected as chairman of the general meeting.

Re 2

Chairman of the Board, Albert Cha, and Chief Executive Officer, Jan Møller Mikkelsen or Chief Legal Officer, Michael Wolff Jensen will report on the Company’s activities for the year ended December 31, 2022.

Re 3

The Board of Directors recommends that the audited annual report (including Sustainability and P-ESG report) will be adopted and that a resolution will be passed to discharge the Board of Directors and Management from liability.

Re 4

The Board of Directors proposes that the consolidated loss for the year of EUR 583.2 million be carried forward to next year through recognition in accumulated deficit.

Re 5

Members of Class I of the Board of Directors are up for election. Pursuant to article 10 of the Articles of Association, board members shall be elected in accordance with the following rules:

“The board of directors shall with respect to the duration of the term which they severally hold office be classified into two classes as nearly equal in number as possible. Such classes shall originally consist of one class of directors (“Class I”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held 2017; and a second class of directors (“Class II”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held in 2016. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.”

Currently, the Board of Directors is composed of the following members:

Class I, with a term expiring at this annual general meeting in 2023: Jan Møller Mikkelsen, Lisa Morrison, William Carl Fairey Jr and Siham Imani.

Class II, with a term expiring at the annual general meeting to be held in 2024: Albert Cha, Rafaèle Tordjman and Lars Holtug.

The Board of Directors proposes that the following persons are elected for Class I for a term expiring at the annual general meeting to be held in 2025:

Jan Møller Mikkelsen (reelection for Class I)

Lisa Morrison (reelection for Class I)

William Carl Fairey Jr (reelection for Class I)

Siham Imani (reelection for Class I)

so that, if so decided by the shareholders, the Board of Directors will consist of the following:

Class I, with a term expiring at the annual general meeting to be held in 2025:

Jan Møller Mikkelsen

Lisa Morrison

William Carl Fairey Jr

Siham Imani

Class II, with a term expiring at the annual general meeting to be held in 2024:

Albert Cha

Rafaèle Tordjman

Lars Holtug

Jan Møller Mikkelsen, Lisa Morrison, William Carl Fairey Jr and Siham Imani have accepted to stand for reelection in accordance with the above. Information about the current board members is available on the Company’s website www.ascendispharma.com.

Re 6

The Board of Directors proposes that Deloitte Statsautoriseret Revisionspartnerselskab be re-appointed as the Company’s auditor.

Re 7

Proposal from the Board of Directors

The Board of Directors proposes that the following authorization is adopted:

The Board of Directors is authorized, in accordance with the Danish Companies Act, Section 198, during the period until 29 May 2028 on one or more occasions to purchase up to nominal DKK 1,000,000 shares or American Depositary Shares representing a corresponding amount of shares in the Company as treasury shares. The minimum price per share shall be DKK 1 and the maximum price per share shall not exceed the market price.

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The proposals contained in items 1-7 may be adopted by a simple majority of the votes cast.

The Company’s nominal share capital currently amounts to DKK 57,328,548 consisting of 57,328,548 shares of DKK 1 nominal value. At the general meeting, each share amount of DKK 1 nominal value carries one vote.

Information: The following information is available at the Company’s website www.ascendispharma.com as of May 2, 2023.

•	Notice to convene the annual general meeting

•	The aggregate number of shares and voting rights as at the date of the notice to convene the general meeting

•	The documents that will be submitted at the general meeting, including the audited annual report

•	The agenda and the complete proposals for adoption

•	Forms for voting by proxy or by mail

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

Shareholders may submit questions to the Company in writing regarding the agenda and/or the documents prepared for the general meeting.

A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date is May 23, 2023. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the register of shareholders as well as notifications concerning ownership which the company has received with a view to update the ownership in the register of shareholders.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company as described below.

Language: The meeting will be conducted in English according to section 7 of the Articles of Association.

Shareholders, proxies and any accompanying adviser must have an admission card to attend the general meeting. Admission cards may be ordered on the Company’s website, www.ascendispharma.com or on the website of Computershare A/S, www.computershare.dk.

Admission cards must be ordered no later than May 26, 2023 at 23.59 p.m. (CET).

Proxy: For the general meeting, shareholders may vote by proxy by presenting an instrument of proxy, duly signed and dated. Proxy forms can be downloaded from the website of the Company, www.ascendispharma.com, and must be forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98. Computershare must receive completed proxy forms no later than May 26, 2023 at 23.59 p.m. (CET).

Proxies may also be granted electronically on the Company’s website, www.ascendispharma.com, or on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than May 26, 2023 at 23.59 p.m. (CET).

Voting by mail: Shareholders may—instead of voting in person at the ordinary general meeting—choose to vote by mail, i.e. voting in writing prior to the general meeting. Any shareholder who chooses to vote by mail shall send the absentee vote to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98.

Electronic voting: It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using Computershare username and password.

In order to stay valid, the absentee vote, whether sent by mail or made electronically, must be received by Computershare A/S no later than May 29, 2023 at 10.00 a.m. (CET). Absentee voting forms can also be downloaded from the website of the Company, www.ascendispharma.com. Please note that an absentee vote cannot be withdrawn.

Please note that letters may be in the mail for several days or weeks.

Hellerup, May 2, 2023

On behalf of the Board of Directors

Albert Cha

Chairman